T 905.726.0995 | F 416.593.4434 | www.meruslabs.com Suite 2110,100
Wellington Street, Toronto, ON, M5K1H1
Trading Symbols: TSX and NASDAQ – MSL

Important Reminder to Vote FOR
The Proposed Arrangement with Norgine B.V. by deadline of
10:00 AM (Toronto Time) July 6, 2017

June 27, 2017

Dear Shareholders:

This letter is being sent to you as an important reminder regarding the upcoming special shareholder meeting of Merus Labs International Inc. (“Merus”). The meeting will be held on July 10, 2017 at 10:00 a.m. (Toronto time) at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, M5K 1N2, Toronto, Ontario, Canada.

At the meeting, shareholders will be asked to approve the previously announced transaction between Merus and Norgine B.V. (“Norgine”), whereby Norgine will acquire all of the issued and outstanding common shares of Merus (the “Shares”) by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) as described in the management information circular dated as at June 1, 2017. Assuming the Arrangement becomes effective, each shareholder of Merus will receive cash consideration of C$1.65 for each Share held. The board of directors of Merus (the “Board”), based in part on the unanimous recommendation of the special committee of the Board and after receiving legal and financial advice, has determined that the Arrangement is in the best interests of Merus and unanimously recommends that the shareholders vote FOR the Arrangement. Each director and senior officer of Merus intends to vote all of such individual’s Shares FOR the Arrangement. If the necessary shareholder, court and regulatory approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed in July 2017.

Certain benefits to Shareholders:

  Premium to Shareholders – The consideration of C$1.65 per Share to be received by Shareholders under the Arrangement represents a premium of approximately 63.4% based on the May 10, 2017 pre-announcement closing price of the Shares on the Toronto Stock Exchange and 58.8% on the NASDAQ Stock Market.

  Realize Immediate Value – The consideration being offered to Shareholders under the Arrangement is all cash, which allows Shareholders to immediately realize value for all of their investment and provides certainty of value and immediate liquidity.

The Board UNANIMOUSLY recommends that Shareholders vote FOR the Arrangement.

  Certainty of Closing – The conditions of the Arrangement are not conditional upon financing or due diligence and Norgine has sufficient means to complete the Arrangement in accordance with its terms.

  Support Agreements – All directors and certain officers of Merus, who hold approximately 4.8% of the outstanding Shares, have entered into lock-up agreements with Norgine to vote in favour of the Arrangement.

Leading Independent Proxy Voting Firm Recommends Voting FOR the Arrangement

Institutional Shareholder Services (“ISS”), a leading independent international corporate governance analysis and proxy advisory firm whose recommendations guide institutional investors in making proxy-voting decisions, recommends that Shareholders vote FOR the Arrangement. The recommendation is based on the review of the terms of the Arrangement and, in particular, the certainty of value provided by the significant cash premium and the favourable market reaction to date.

Your vote is important, no matter how many or how few shares you may own. We urge you to vote TODAY.

(Signed) “Michael Cloutier”

Chairman of the Board

Your vote is important. Please vote by 10:00 a.m., Toronto time, on July 6, 2017 using the instructions below and also on the enclosed proxy or voting instruction form.
Registered Shareholders

• Internet: vote online at www.investorvote.com using the control number located on your proxy;
• Telephone: 1-866-734-VOTE(8683), toll free in Canada and United States; or
• Fax: 1-866-249-7775, toll free in Canada and United States; or 416-263-9524 for calls outside of Canada and the United States.

Beneficial Shareholders

Beneficial Shareholders who hold Shares through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them on the voting instruction form enclosed in the meeting materials or with this letter.

For more information, please contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free),
416-304-0211 (collect calls outside of North America) or assistance@laurelhill.com.

The Board UNANIMOUSLY recommends that Shareholders vote FOR the Arrangement.